Pricing supplement No. 683M To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement M dated March 6, 2007	Registration Statement No. 333-137902 Dated June 24, 2009; Rule 424(b)(2) and Rule 424(b)(8)

Deutsche Bank AG, London Branch
$3,115,000
100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar due June 28, 2012
General
•
The notes do not pay interest. Instead, the notes will pay at maturity a base amount plus an additional amount determined by the relative performance of a basket of currencies (the “Basket”) consisting of the Brazilian real, the Indian rupee, the Chinese renminbi, the Malaysian Ringgit and the Taiwanese dollar (the “Basket Currencies”) relative to the U.S. dollar (the “Reference Currency”).

•	The Basket Currencies are equally weighted (20% each).
•
At maturity, if the Basket Performance is greater than zero, we will pay a base amount of $1,000 per $1,000 note principal amount, plus $1,000 multiplied by the Basket Performance (as defined below) multiplied by the Participation Rate (as defined below). At maturity, if the Basket Performance is less than or equal to zero, we will pay only $1,000 per $1,000 note principal amount. Any such amounts will be paid in U.S. dollars, and are subject to the credit of the Issuer.

•	The notes are 100% principal protected if held to maturity, subject to the credit of the Issuer.
•	The notes are senior unsecured obligations of Deutsche Bank AG, London Branch due June 28, 2012.
•	Denominations of $1,000 (the “Face Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The notes priced on June 24, 2009 and are expected to settle on June 29, 2009 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount.
Basket:	The notes are linked to an equally weighted basket consisting of the following currencies:
	Basket Currency	Fixing Source	Fixing Time	Basket Currency Starting Level	Basket Currency Weighting
	Brazilian real (“BRL”)	BRL PTAX at Reuters Page BRFR	6:00 p.m. Sao Paulo	1.9724	20%
	Indian rupee (“INR”)	INR RBIB at Reuters Page RBIB	12:30 p.m. Mumbai	48.53	20%
	Chinese renminbi (“CNY”)	CNY SAEC at Reuters Page SAEC	9:15 a.m. Beijing	6.8316	20%
	Malaysian ringgit (“MYR”)	MYR ABS at Reuters Page ABSIRFIX01	11:30 a.m. Singapore	3.5359	20%
	Taiwanese dollar (“TWD”)	TWD TAIFX1 at Reuters Page TAIFX1	11:00 a.m. Taipei	32.875	20%
Reference Currency:	U.S. dollar (“USD”)
Participation Rate:	160%
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 note principal amount as follows:
•	If the Basket Performance is less than or equal to zero, $1,000.

•	If the Basket Performance is greater than zero, an amount equal to $1,000 plus $1,000 multiplied by the Basket Performance multiplied by the Participation Rate.
Basket Performance:	The Basket Performance is equal to the arithmetic mean of the Basket Currency Performance for each of the Basket Currencies.
Basket Currency Performance:	For each Basket Currency, the Basket Currency Performance will be the performance of each Basket Currency, calculated as follows:
Basket Currency Starting Level – Basket Currency Ending Level
Basket Currency Starting Level
Basket Currency Starting Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date, as indicated in the table above under “Basket.”

Basket Currency Ending Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate:
For each Basket Currency on any Business Day, the spot exchange rate for such Basket Currency against the U.S. dollar, quoted as the number of units of such Basket Currency per one U.S. dollar, as determined by the calculation agent on such Business Day by reference to the Rate Source (as set forth below).

Rate Source:	The Rate Source for each of the Basket Currencies is set forth below under “Spot Rates.”
Trade Date:	June 24, 2009
Final Valuation Date:	June 25, 2012, subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this pricing supplement.
Maturity Date:	June 28, 2012, subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this pricing supplement.

CUSIP:	2515A0 L3 5
ISIN:	US2515A0L356
Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement and “Risk Factors” in the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Note	$1,000.00	$7.50	$992.50
Total	$3,115,000.00	$15,575.00	$3,099,425.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement. The notes will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 of notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,115,000.00	$173.82

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement M dated March 6, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement M dated March 6, 2007:
http://www.sec.gov/Archives/edgar/data/1159508/000119312507046624/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

•
Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

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You should rely only on the information contained in this pricing supplement. We have not authorized anyone to provide information different from that contained in this pricing supplement. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this pricing supplement is accurate only as of the date of this pricing supplement, regardless of the time of delivery of this pricing supplement or any sale of our notes.

Hypothetical Payments at Maturity for Each $1,000 Note Principal Amount

The following table illustrates hypothetical payments at maturity for a $1,000 principal amount note depending on hypothetical performances of the equally-weighted Basket of Basket Currencies relative to the U.S. dollar, applying a Participation Rate of 160%. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual Payment at Maturity applicable to the notes. You should consider carefully whether the notes are suitable for your investment goals. The numbers in the table below have been rounded for ease of illustration.

Hypothetical Basket Performance	Payment at Maturity	Percentage Return
100.0%	$2,600.00	160.0%
90.0%	$2,440.00	144.0%
80.0%	$2,280.00	128.0%
70.0%	$2,120.00	112.0%
60.0%	$1,960.00	96.0%
50.0%	$1,800.00	80.0%
40.0%	$1,640.00	64.0%
30.0%	$1,480.00	48.0%
20.0%	$1,320.00	32.0%
10.0%	$1,160.00	16.0%
0.0%	$1,000.00	0.0%
-10.0%	$1,000.00	0.0%
-20.0%	$1,000.00	0.0%
-30.0%	$1,000.00	0.0%
-40.0%	$1,000.00	0.0%
-50.0%	$1,000.00	0.0%
-60.0%	$1,000.00	0.0%
-70.0%	$1,000.00	0.0%
-80.0%	$1,000.00	0.0%
-90.0%	$1,000.00	0.0%
-100.0%	$1,000.00	0.0%

100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the hypothetical payments at maturity set forth in the table above are calculated.

Example 1: The Basket Performance is 20%. Because the Basket Performance is positive, the investor receives a Payment at Maturity of $1,320 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity per $1,000 principal amount of notes  =
$1,000  +  ($1,000  x  Basket Performance  x  Participation Rate), or  $1,000  +  ($1,000  x  20%  x  160%)  =  $1,320

Example 2: The Basket Performance is zero. Because the Basket Performance is zero, the investor receives a Payment at Maturity of $1,000 per $1,000 principal amount of notes.

Payment at maturity per $1,000 principal amount of notes  =  $1,000

Example 3: The Basket Performance is -10%. Because the Basket Performance is negative and the notes are 100% principal protected at maturity, the investor receives a Payment at Maturity of $1,000 per $1,000 principal amount of notes.

Payment at maturity per $1,000 principal amount of notes  =  $1,000

SELECTED PURCHASE CONSIDERATIONS

Appreciation Potential

If the Basket Performance is greater than zero at maturity, you will receive, for each $1,000 note principal amount, a positive return on your investment equal to $1,000 multiplied by the Basket Performance multiplied by the Participation Rate. If the Basket Performance is less than or equal to zero, you will receive only $1,000 for each $1,000 note principal amount at maturity. Because the notes are senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Diversification Among the Basket Currencies

The return on the notes is linked to the performance of an equally-weighted basket of currencies (the Brazilian real, the Indian rupee, the Chinese renminbi, the Malaysian ringgit and the Taiwanese dollar), and the terms of the notes enable you to participate in the appreciation in the value of the Basket Currencies relative to the U.S. dollar during the term of the notes.

Certain U.S. Federal Income Tax Consequences

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity. Any gain recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC 60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies. The return on your notes may be less than the return that you might achieve were you to invest in the Basket Currencies directly. You should also consider the “Risk Factors” in the accompanying product supplement dated March 6, 2007.

The return on the notes is subject to market risk.

The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar, and currency movements may have an adverse effect on the Basket Performance. The Payment at Maturity will be only $1,000 per $1,000 note principal amount if the Basket Performance is zero or negative.

The notes do not pay interest.

The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for an amount based on the performance of a basket of currencies relative to the U.S. dollar.

Payment at maturity of the notes is subject to our creditworthiness. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Payment at maturity of the notes is subject to our creditworthiness. An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes.

Investing in the notes is not equivalent to investing directly in the Basket Currencies.

You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Basket Currency Performance for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Basket Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

The original Issue Price of the notes includes the agents’ commission and the estimated costs of hedging our obligations under the notes through one or more of our affiliates.

The original Issue Price of the notes includes the agents’ commission and the estimated costs of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original Issue Price, and any such sale could result in a substantial loss to you.

The notes are not designed to be short-term trading instruments.

The notes are not designed to be short-term trading instruments and are principal-protected only at maturity. Accordingly, you should be willing and able to hold your notes to maturity.

Gains in the Basket Currency Performance of one or more Basket Currencies may be offset by losses in the Basket Currency Performance of other Basket Currencies.

The notes are linked to the performance of the Basket, which is composed of five Basket Currency Performances with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Basket Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Basket Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the Basket Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

The Basket Currencies are subject to legal and regulatory risks.

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the notes and your Payment at Maturity.

The Basket Currencies are subject to emerging markets’ political and economic risks.

The Basket Currencies are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the notes and your Payment at Maturity.

If the liquidity of the Basket Currencies is limited, the value of the notes would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Basket Performance using its normal means. The resulting discretion by the calculation agent in determining the Basket Performance could, in turn, result in potential conflicts of interest.

Potential conflicts of interest exist because the Issuer and the calculation agent for the notes are the same legal entity.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies (as set forth below) is not available. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Basket Currencies.

Suspension or disruptions of market trading in the Basket Currencies may adversely affect the value of the notes.

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

The notes are subject to risks due to potential lack of liquidity.

The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

Principal protection applies only if you hold the notes to maturity.

You should be willing to hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you may have to sell them at a significant discount.

The payment formula for the notes will not take into account all developments in the Basket Currencies.

Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Performance by taking the arithmetic mean of the Basket Currency Performances. The Basket Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Performance may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the Basket Currencies to which the notes are linked or the value of the notes.

We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

Economic and market factors will impact the value of the notes.

We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

♦	the expected volatility of the Basket Currencies and the U.S. dollar, as Reference Currency;

♦	the time to maturity of the notes;

♦	the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

♦	interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the notes.

It is impossible to predict whether any of the USD/BRL Spot Rate, the USD/INR Spot Rate, the USD/CNY Spot Rate, the USD/MYR Spot Rate and the USD/TWD Spot Rate will rise or fall. The USD/BRL Spot Rate, the USD/INR Spot Rate, the USD/CNY Spot Rate, the USD/MYR Spot Rate and the USD/TWD Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

SPOT RATES

The Spot Rate for the Brazilian real on each date of calculation will be the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation.

The Spot Rate for the Indian rupee on each date of calculation will be the U.S. dollar/Indian rupee reference rate, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two business days, as reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Chinese renminbi on each date of calculation will be the Chinese renminbi/U.S. dollar official fixing rate, expressed as the amount of Chinese renminbi per one U.S. dollar, for settlement in two business days, as reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time, on such date of calculation.

The Spot Rate for the Malaysian ringgit on each date of calculation will be the Malaysian ringgit/U.S. dollar spot rate at approximately 11:00 a.m. Singapore time, expressed as the amount of Malaysian ringgits per one U.S. dollar, for settlement in two business days, as reported by the Association of Banks in Singapore, which appears on the Reuters Page “ABSIRFIX01” to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on such date of calculation.

The Spot Rate for the Taiwanese dollar on each date of calculation will be the Taiwanese dollar/U.S. dollar spot rate, expressed as the amount of Taiwanese dollars per one U.S. dollar, for settlement in two business days, as reported by the Taipei Forex Inc. which appears on the Reuters Page “TAIFX1” under the heading “Spot” as of 11:00 a.m. Taipei time on the date of calculation, or if no rate appears as of 11:00 a.m., Taipei time, the rate that first appears in any of the next succeeding 15 minute intervals after such time, up to and including 12:00 noon, Taipei time, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

MARKET DISRUPTION EVENTS

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

HISTORICAL INFORMATION

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from January 24, 1999 through June 24, 2009. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above) or of the historical or future performance of the Basket. We cannot give you any assurance that the performance of the Basket will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the notes.

For each of the Basket Currencies, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from June 24, 1999 through June 24, 2009. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Past performance is not indicative of future performance.

Brazilian Real
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through June 24, 2009
(expressed as units of Brazilian reais per U.S. dollar)

Brazilian Real	High	Low	Period End
1999	2.1600	1.2063	1.7990
2000	1.9885	1.7090	1.9500
2001	2.8390	1.9310	2.3105
2002	4.0040	2.2530	3.5400
2003	3.6815	2.8065	2.8915
2004	3.2420	2.6492	2.6560
2005	2.7854	2.1540	2.3355
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009 (through June 24, 2009)	2.4501	1.9093	1.9724

Past performance is not indicative of future performance.

Indian Rupee
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through June 24, 2009
(expressed as units of Indian rupees per U.S. dollar)

Indian Rupee	High	Low	Period End
1999	43.6275	42.3000	43.5500
2000	46.9150	43.4750	46.6750
2001	48.3700	46.3412	48.2450
2002	49.0713	47.9235	47.9750
2003	48.0500	45.2100	45.6250
2004	46.5150	43.2800	43.4600
2005	46.3900	43.1300	45.0500
2006	47.0450	44.0200	44.2700
2007	44.7040	39.1737	39.4125
2008	50.6050	39.2057	48.8025
2009 (through June 24, 2009)	52.1800	46.7500	48.5300

Past performance is not indicative of future performance.

Chinese Renminbi
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through June 24, 2009
(expressed as units of Chinese renminbi per U.S. dollar)

Chinese Renminbi	High	Low	Period End
1999	8.2805	8.2769	8.2795
2000	8.2800	8.2760	8.2774
2001	8.2790	8.2754	8.2765
2002	8.2778	8.2760	8.2770
2003	8.2779	8.2762	8.2767
2004	8.2776	8.2763	8.2765
2005	8.2768	8.0701	8.0702
2006	8.0704	7.7980	7.8045
2007	7.8171	7.3019	7.3036
2008	7.3060	6.8061	6.8277
2009 (through June 24, 2009)	6.8562	6.8108	6.8316

Past performance is not indicative of future performance.

Malaysian Ringgit
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through June 24, 2009
(expressed as units of Malaysian ringgits per U.S. dollar)

Malaysian Ringgit	High	Low	Period End
1999	3.8050	3.7950	3.7995
2000	3.8005	3.7995	3.8000
2001	3.8005	3.7980	3.8005
2002	3.8040	3.7920	3.7995
2003	3.8003	3.7995	3.8000
2004	3.8049	3.7950	3.8000
2005	3.8050	3.7405	3.7795
2006	3.7797	3.5220	3.5270
2007	3.5300	3.3040	3.3115
2008	3.6435	3.1300	3.4675
2009 (through June 24, 2009)	3.7365	3.4575	3.5359

Past performance is not indicative of future performance.

Taiwanese Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through June 24, 2009
(expressed as units of Taiwanese dollars per U.S. dollar)

Taiwanese Dollar	High	Low	Period End
1999	33.2500	31.3500	31.3950
2000	33.1970	30.2200	33.0820
2001	35.1740	32.2270	34.9500
2002	35.2480	32.7680	34.6350
2003	35.0250	33.6350	33.9600
2004	34.2410	31.6870	31.7400
2005	33.8040	30.6730	32.8250
2006	33.3300	31.3270	32.5890
2007	33.4210	32.2070	32.4320
2008	33.6340	29.9550	32.7920
2009 (through June 24, 2009)	35.2530	32.2340	32.875

Past performance is not indicative of future performance.

SUPPLEMENTAL UNDERWRITING INFORMATION

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

SETTLEMENT

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the notes are to be issued more than three business days after the Trade Date.